UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Roundy’s, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01

(Title of class of securities)

779268 101

(CUSIP number)

Willis Stein & Partners

1033 Skokie Boulevard, Suite 360

Northbrook, Illinois 60062

(312) 422-5289

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Willis Stein & Partners III Sub, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Willis Stein & Partners Dutch III-A Sub, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Willis Stein & Partners Dutch III-B Sub, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Willis Stein & Partners III-C Sub, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Willis Stein & Partners Management III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Willis Stein & Partners Management III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons John R. Willis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares (See Item 5)
	(8)	Shared voting power 0 shares (See Item 5)
	(9)	Sole dispositive power 0 shares (See Item 5)
	(10)	Shared dispositive power 0 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons Avy H. Stein
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares (See Item 5)
	(8)	Shared voting power 0 shares (See Item 5)
	(9)	Sole dispositive power 0 shares (See Item 5)
	(10)	Shared dispositive power 0 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) IN

EXPLANATORY NOTE: The Reporting Person previously filed a statement on Schedule 13G with the Securities and Exchange Commission on February 12, 2013, as amended by Amendment No. 1 on March 14, 2013, Amendment No. 2 on February 14, 2014, and Amendment No. 3 on February 13, 2015 with respect to the securities that are the subject of this Schedule 13D pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), and are filing this Amendment No. 1 to Schedule 13D pursuant to Rule 13d-1(e) under the Act in order to amend the Schedule 13D filed on November 12, 2015 (the “Statement”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item  4. Purpose of the Transaction.

Item 4 to the Statement is amended by adding the following after the last paragraph:

Pursuant to the Support Agreement, the Willis Stein Funds tendered their Shares into the Offer. Messrs. Stein and Willis also tendered their individually owned Shares into the Offer. On December 18, 2015, Acquisition Sub accepted the Shares tendered into the Offer, and the Issuer merged into Acquisition Sub. As a result of the completion of the Offer and subsequent Merger, the Reporting Persons no longer have beneficial ownership of any Shares.

Item  5. Interest in Securities of the Issuer.

Item 5 to the Statement is amended and restated as follows:

(a) As a result of the completion of the acquisition of the Issuer by The Kroger Co., the Reporting Persons no longer have beneficial ownership of any Shares.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule I annexed hereto and incorporated herein by reference.

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of five percent or more of the Issuer’s shares on December 18, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2015

WILLIS STEIN & PARTNERS III SUB, L.P.

By:	Willis Stein & Partners Management III, L.P.
Its:	General Partner

By:	Willis Stein & Partners Management III, L.L.C.
Its:	General Partner

By:	/s/ David Mills
	Name:	David Mills, pursuant to powers of attorney
	Title:	Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-A SUB, L.P.

By:	Willis Stein & Partners Management III, L.P.
Its:	General Partner

By:	Willis Stein & Partners Management III, L.L.C.
Its:	General Partner

By:	/s/ David Mills
	Name:	David Mills, pursuant to powers of attorney
	Title:	Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-B SUB, L.P.

By:	Willis Stein & Partners Management III, L.P.
Its:	General Partner

By:	Willis Stein & Partners Management III, L.L.C.
Its:	General Partner

By:	/s/ David Mills
	Name:	David Mills, pursuant to powers of attorney
	Title:	Chief Financial Officer

WILLIS STEIN & PARTNERS III-C SUB, L.P.

By:	Willis Stein & Partners Management III, L.P.
Its:	General Partner

By:	Willis Stein & Partners Management III, L.L.C.
Its:	General Partner

By:	/s/ David Mills
	Name:	David Mills, pursuant to powers of attorney
	Title:	Chief Financial Officer

*
John R. Willis

*
Avy H. Stein

*By:	/s/ David Mills
David Mills Pursuant to Powers of Attorney attached hereto as Exhibit 99.4

SCHEDULE I

INFORMATION WITH RESPECT TO TRANSACTIONS

EFFECTED DURING THE PAST SIXTY DAYS OR

SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

COMMON STOCK - ROUNDY’S, INC.	DATE(2)	SHARES PURCHASED SOLD(-)	AVERAGE PRICE
Willis Stein & Partners III Sub, L.P.	12/18/15	3,334,911-	$3.60
Willis Stein & Partners Dutch III-A Sub, L.P.	12/18/15	100,413-	$3.60
Willis Stein & Partners Dutch III-B Sub, L.P.	12/18/15	100,413-	$3.60
Willis Stein & Partners III-C Sub, L.P.	12/18/15	28,920-	$3.60
John R. Willis	12/18/15	20,142-	$3.60
Avy H. Stein	12/18/15	54,280-	$3.60

(1)	ALL TRANSACTIONS WERE EFFECTED PURSUANT TO THE OFFER.
(2)	THE TRANSACTIONS ON 12/18/15 ARE A RESULT OF THE COMPLETION OF THE ACQUISITION OF THE ISSUER BY THE KROGER CO. FOR $3.60 PER SHARE.